UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL WINS AWARD FOR ELGA COAL COMPLEX PROJECT

Moscow, Russia — October 10, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, won the 5th annual award of Minex-2011 forum in the nomination “For Successful Development of a Mining Industry
Project”.
The award was granted based on the results of online open voting and the opinions of independent experts involved in the award committee’s work.
The Elga coal deposit is one of the world’s largest coking coal deposits. Its development is a key strategic project for the Far East, unmatched in the past
35 years of the Russian mining industry. Due to the Elga deposit’s development, the company will be able to increase export to Pacific Asia, thus strengthening its positions in this actively developing region.
Mechel Mining Management Company OOO’s Chief Executive Officer Boris Nikishichev
said regarding the award: “We are very glad that experts and the community honored our work on Elga Coal Complex with such a high evaluation. We do have something to be proud of. Not only did our company manage to begin coal mining in such a short time, but we also built over 200 kilometers of railway in very difficult geographic and climatic conditions. Elga Coal Complex’s construction will give a significant boost to the Far East’s development, create new jobs and lay the basis for a new industrial and social infrastructure in southern
Yakutia’s less populated areas.”
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 10, 2011	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	Acting CEO